Prudential World Fund, Inc.
For the period ended October 31, 2005
File number 811-3981


SUB-ITEM 77D
Policies with Respect to Security Investment

Prudential World Fund, Inc.
Jennison Global Growth Fund
Prospectus and Statement of Additional Information
Dated: December 30, 2005
Supplement dated January 23, 2006


Effective as of the close of business on January 25, 2006, Michelle I. Picker, CFA is no longer a portfolio manager of the Fund. Daniel J. Duane, CFA will remain as a portfolio manager of the Fund.
To reflect this change, all references and information pertaining to Ms. Picker contained in the Prospectus and Statement of Additional Information of the Fund are deleted, effective as of the close of business on January 25, 2006.







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